

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2013

Via E-mail
Barry Jenkins
Chief Financial Officer
SANUWAVE Health, Inc.
11475 Great Oaks Way, Suite 150
Alpharetta, GA 30022

> **Re:** **SANUWAVE Health, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 29, 2013**
> **File No. 333-187625**

Dear Mr. Jenkins:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your filing to include all information except that which can be excluded by Securities Act Rule 430A. We note for example that you have not included the duration of the offering or the number of shares, warrants, or shares underlying the warrants to be offered.

Prospectus Summary, page 1

2. Please balance your summary by including disclosure of your liquidity situation, working capital deficit, accumulated deficit, the need for additional financing even if you sell all of the units in this offering, the expected cost of your supplemental Phase III clinical trial, the going concern opinion from your independent registered public accounting firm and length of time that your current liquidity will support your operations.

3.   Please revise your summary to disclose the major deficiency letter you received from the FDA in December 2011.

About this Offering, page 3

4.   Please revise your filing prior to effectiveness to clarify whether you have amended your senior secured notes as contemplated in your disclosure on page 4.

Plan of Distribution, page 28

5.   We note your disclosure in the second paragraph of this section that you may engage registered broker-dealers in connection with this offering and on page F-6 that you have engaged an investment bank to assist you with raising capital. Please revise your filing to provide the information required under Regulation S-K Item 508.

Security Ownership of Certain Beneficial Owners and Management, page 79

6.   We note your disclosure on page 81 that Mr. Richardson serves as the managing partner of Prides Capital, an affiliate of Prides Capital Fund I which owns 45.7% of your outstanding shares of common stock. Please disclose the beneficial owner of the shares held by Prides Capital Fund I. If Mr. Richardson is the beneficial owner of those shares, please revise your table on page 79 to aggregate Pride Capital Fund I's ownership with Mr. Richardson's ownership. We also note your disclosure that Mr. Nemelka serves as managing principal of NightWatch Capital Advisors, an affiliate of NightWatch Capital Partners II which owns 9.7% of your shares. Similarly, please disclose the beneficial owner of the shares held by NightWatch Capital Partners II. If Mr. Nemelka is the beneficial owner of those shares, please revise your table on page 79 to aggregate NightWatch Capital Partners II's ownership with that of Mr. Nemelka's. Refer to Instruction 2 of Item 403 of Regulation S-K and Exchange Act Rule 13d-3(c).

7.   Please reconcile the ownership figures disclosed in the first paragraph of page 23 with those in your table on page 79.

Item 16. Exhibits and Financial Statement Schedules, page II-4

8.   Please file an opinion from counsel on the legality of the securities being offered.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Brian Soares at (202) 551-3580 or Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc (via email): John C. Ethridge, Jr., Esq.
Smith, Gambrell & Russell, LLP